UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BLOOM ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38598	77-0565408
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4353 North First Street, San Jose, CA		95134
(Address of principal executive offices)		(Zip code)

Shawn M. Soderberg, Chief Legal Officer and Corporate Secretary, (408) 543-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended____.

Introduction

Bloom Energy Corporation (the “Company”) is a global leader in onsite power generation, delivering a foundational platform purpose-built for the digital era and the global energy transition. The Company manufactures a versatile fuel cell energy platform, supporting the commercial availability of two main products: the Bloom Energy Server® fuel cell system for generating electricity and the Bloom Electrolyzer™ for producing hydrogen. The Company’s primary product, the Bloom Energy Server is a proprietary high-temperature solid-oxide fuel cell technology that converts fuels—including natural gas, biogas, and hydrogen—into electricity at high-density without combustion or moving parts, achieving lower emissions and higher efficiency than legacy systems. The Bloom Energy Server provides resilient, distributed power for critical operations. The Bloom Electrolyzer is designed to produce scalable and cost-effective hydrogen using the same solid oxide platform as the Bloom Energy Server system. The Company’s technology was invented in the United States and the Company’s products are currently manufactured in the United States.

The Company has determined that both the Bloom Energer Server and the Bloom Electrolyzer contain tin, tungsten, tantalum and/or gold or its derivatives that are necessary to their functionality or production.

The Company’s Responsible Sourcing Policy is available on its website at https://www.bloomenergy.com/sustainability/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Form SD in respect of the reporting period January 1, 2025 to December 31, 2025, and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.bloomenergy.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

The following exhibit is filed as part of this report.

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the period January 1 to December 31, 2025 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bloom Energy Corporation

By:	/s/ Shawn M. Soderberg	Date: June 1, 2026
Name: Shawn M. Soderberg
Title: Chief Legal Officer and Corporate Secretary